# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eastern International Ltd, CIK 0002013320
CUSIP: G2907P107
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Suite 901, Building #2,, Xiaoshan Economic Development Zone,, Hangzhou, Zhejiang Province,, China (F4), 311231
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002125157

## Reporting persons
- Eastern1 Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,578,170; shared voting power 0; sole dispositive power 3,578,170; shared dispositive power 0; aggregate amount beneficially owned 3,578,170 (29.8% of the class)
  Comment: (1) the percentage ownership interest in row (11) is determined based on a total of 12,017,000 ordinary shares of the Issuer outstanding as of December 31, 2025; and (2) Ms. Weimei Huang is the sole shareholder of Eastern1 Holdings Ltd. The registered address of Eastern1 Holdings Ltd. is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
- Weimei Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,578,170; shared voting power 0; sole dispositive power 3,578,170; shared dispositive power 0; aggregate amount beneficially owned 3,578,170 (29.8% of the class)
  Comment: (1) the percentage ownership interest in row 11 is determined based on (i) a total of 12,017,000 ordinary shares of the Issuer outstanding as of December 31, 2025, and (ii) Ms. Weimei Huang is the sole shareholder of Eastern1 Holdings Ltd., a British Virgin Islands company.

## Item 1. Issuer
Name of issuer: Eastern International Ltd
Address of issuer's principal executive offices: Suite 901, Building #2, Xiaoshan Economic Development Zone, Hangzhou, Zhejiang Province, China 311231

## Item 2. Person Filing
Name of person filing: Eastern1 Holdings Ltd. and Weimei Huang. Ms. Weimei Huang is the sole shareholder of Eastern1 Holdings Ltd., a British Virgin Islands company. This Schedule 13G (Schedule 13G) is filed for the shares owned by the Reporting Persons before the IPO of the Issuer that was completed in August 2025. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file the Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The registered address of Eastern1 Holdings Ltd. is: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The business address for Weimei Huang is: Room 901, Block A, Huihu Tower, No.10 Moon Bay Road, Suzhou Industrial Park, China.
Citizenship: Eastern1 Holdings Ltd: British Virgin Islands. Weimei Huang: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,578,170 for Eastern1 Holdings Ltd. and Weimei Huang
Percent of class: 29.8% for Eastern1 Holdings Ltd. and Weimei Huang. The percentage ownership interest is determined based on: (i) a total of 12,017,000 ordinary shares outstanding as of December 31, 2025, as reported by the Issuer to the Reporting Person and (ii) Ms. Weimei Huang is the sole shareholder of Eastern1 Holdings Ltd.
Sole power to vote or to direct the vote: 3,578,170 for Eastern1 Holdings Ltd. and Weimei Huang.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,578,170 for Eastern1 Holdings Ltd. and Weimei Huang.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eastern1 Holdings Ltd.: /s/ Weimei Huang, Weimei Huang/director (04/13/2026)
- Weimei Huang: /s/ Weimei Huang, Weimei Huang (04/13/2026)
Comment: 99.1: Joint Filing Agreement, dated as of April 13, 2026, by and among Eastern1 Holdings Ltd. and Weimei Huang.